SHARE PURCHASE AGREEMENT


         This Agreement is made as of the 1st day of March, 1997 between The Pioneer Group, Inc., a Delaware corporation ("PGI"), and Pioneer Micro-Cap Fund, a Delaware business trust (the "Trust").

         WHEREAS, the Trust wishes to sell to PGI, and PGI wishes to purchase from the Trust, $100,000 of shares of beneficial interest of the Trust ( shares) at a purchase price of $ per share (collectively, the "Shares"); and

         WHEREAS, PGI is purchasing the Shares for the purpose of providing the initial capitalization of the Trust as required by the Investment Company Act of 1940;

         NOW, THEREFORE, the parties hereto agree as follows:

         1. Simultaneously with the execution of this Agreement, PGI is delivering to the Trust a check in the amount of $100,000 in full payment for the Shares.

         2. PGI agrees that it is purchasing the Shares for investment and has no present intention of redeeming or reselling the Shares.

         3. PGI further agrees that it may not withdraw the Shares from the Trust at a rate, which at any time during the Trust's first five years of operations, exceeds in the aggregate $1,666.67 per month.

         Executed as of the date first set forth above.


                                   THE PIONEER GROUP, INC.



                                   _____________________________
                                   John F. Cogan, Jr.
                                   President


                                   PIONEER MICRO-CAP FUND



                                   _____________________________
                                   Joseph P. Barri
                                   Secretary